APPENDIX TO
                              BECKMAN COULTER, INC.
                      EXECUTIVE DEFERRED COMPENSATION PLAN
                            CONCERNING SAPHFIRE, INC.


        This Appendix ("Appendix") is adopted as part of the Beckman Coulter, Inc. Executive Deferred Compensation Plan (the "Deferred Compensation Plan"). Pursuant to the Amendment to Asset Purchase Agreement and the Second Amendment to Asset Purchase Agreement (collectively, the "Amendment") by and between Beckman Coulter, Inc. ("BCI") and Saphfire, Inc. ("Saphfire"), BCI is to establish a deferred compensation plan (the "Plan") for the purpose of crediting certain payments to be made to Key Employees under the Amendment. This Appendix, when read together with the Deferred Compensation Plan, constitute the Plan for purposes of the Amendment.

        The adoption of this Appendix is authorized by the Committee under the Deferred Compensation Plan as an amendment to the Deferred Compensation Plan, pursuant to the authority contained in Section 9.6 of the Deferred Compensation Plan.

     1. ESTABLISHMENT OF SUB-ACCOUNTS. Sub-accounts shall be established by the the Company as part of the Stock Unit Account and Cash Deferral Account under the Deferred Compensation Plan for each of the Key Employees.

     2. CREDITING PURSUANT TO SECTIONS 1.2.1 AND 1.2.2 OF AMENDMENT. As of the dates specified in Section 1.2.1 and 1.2.2 of the Amendment, Company shall credit to the appropriate sub-account of each Key Employee Units representing the amount determined under the Amendment. Each Key employee shall elect whether such amounts shall be credited to the


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Stock Unit Account or Cash Deferral Account; a separate election shall be made for the amounts under Sections 1.2.1 and 1.2.2.

               (a) If the Key Employee elects that such amount shall be credited to the Stock Unit Account, the number of Units credited to the sub-account of the Key Employee shall be the amount determined under the Amendment for such Key Employee, divided by the Fair Market Value of a share of Common Stock as of the date Units are credited to the sub-account. The Company shall designate the portion of such credit which constitutes the "deferred compensation" portion and the "premium" portion, as specified in the Amendment.

               (b) If the Key Employee so elects, the amount determined under the Amendment which constitutes the "deferred compensation" portion, as specified in the Amendment, shall be credited to the Cash Deferral Account. For such a Key Employee, no amount shall be credited as the "premium" portion, as specified in the Amendment.

     3. CREDITING PURSUANT TO SECTION 1.2.3 OF AMENDMENT. As of March 31, 2003, for each Key Employee who elected to have the amount specified in Section 1.2.3 of the Amendment credited to a cash deferral account, the Company shall credit such amount to the sub-account of the Cash Deferral Account established for such Key Employee. As specified in Sections 1.3 and 1.3.1 of the Amendment, the amounts which would otherwise be credited to a Key Employee under paragraphs 1.2.1, 1.2.2, and 1.2.3 of the Amendment are not to be credited if a forfeiture occurs with respect to such Key Employee. Furthermore, as set forth in Section
1.3.2 of the Amendment, BCI may pay certain amounts to Key Employees upon termination of


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employment; if such amount is paid to a Key Employee, as set forth in
Section 1.3.2, then such amount shall not be credited under the Deferred Compensation Plan.

     4. FICA TAXES. The amounts credited under Sections 2 and 3 of this Appendix shall be net of FICA taxes and income taxes withheld on such FICA taxes.

     5. SPECIAL VESTING RULE. Notwithstanding Section 5.1 of the Deferred Compensation Plan, for a Key Employee who elects that amounts shall be credited to the Stock Unit Account under paragraph 2 of this Appendix, the "premium" portion of the "First Amount" (as defined in Section 1.2.1 of the Amendment) and the "premium" portion of the "Second Amount" (as defined in Section 1.2.2 of the Amendment) will be subject to the vesting requirements set forth in the Amendment. If such a Key Employee does not satisfy such vesting requirements, the amounts credited to such Key Employee's sub-account as the "premium" portions shall be forfeited as set forth in the Amendment.

     6. DIVIDEND EQUIVALENTS AND EARNINGS. For a Key Employee who elects that amounts shall be credited to the Stock Unit Account, Dividend Equivalents shall be credited to the sub-account of the Stock Unit Account established for such Key Employee, as set forth in Section 4.2(f) of the Deferred Compensation Plan. For each Key Employee who elects that amounts shall be credited to the Cash Deferral Account, Earnings shall be credited to the Cash Deferral Account established for such Key Employee, as set forth in Section 4.1(c) of the Deferred Compensation Plan.

     7. DISTRIBUTION. The sub-accounts established pursuant to this Appendix shall be distributed to Key Employees as set forth in Article VI of the Deferred Compensation Plan,


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according to the elections submitted by each Key Employee
applicable to the amounts subject to this Appendix. Notwithstanding the foregoing, however, the "premium" portion (within the meaning of Section 1.2.1 and Section 1.2.2 of the Amendment) attributable to a Key Employee (if any) shall not be distributed unless and until such amount becomes vested in the Key Employee; if such amounts become vested, such amounts shall be distributed as soon as feasible following the later of the date such amount become vested or the date distribution would otherwise be made under the Key Employee's election.